IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2020, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 131, beginning July 1, 2020.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: October 29, 2018.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in millions of ARS): 126.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 101,624,666 common shares.

Voting stock (direct and indirect equity interest): 80.65%.

	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
(in millions of ARS)
Registered, common shares with a nominal value of ARS 1 each, 1 vote per share	126,014,050	126,014,050	126

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2020 and June 30, 2020

 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	06.30.20
ASSETS
Non-current assets
Investment properties	8	133,852	126,485
Property, plant and equipment	9	365	380
Trading properties	10	196	196
Intangible assets	11	1,074	1,096
Rights of use assets	12	621	620
Investments in associates and joint ventures	7	5,570	4,991
Deferred income tax assets	19	148	238
Income tax and minimum presumed income tax credits		7	7
Trade and other receivables	14	9,797	5,483
Investments in financial assets	13	11	-
Total non-current assets		151,641	139,496
Current Assets
Trading properties	10	7	7
Inventories		40	42
Income tax and minimum presumed income tax credits		99	106
Trade and other receivables	14	4,387	4,177
Derivative financial instruments	13	5	7
Investments in financial assets	13	7,631	6,748
Cash and cash equivalents	13	2,628	4,981
Total current assets		14,797	16,068
TOTAL ASSETS		166,438	155,564
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		89,252	76,956
Non-controlling interest		5,339	4,402
TOTAL SHAREHOLDERS’ EQUITY		94,591	81,358
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,481	1,333
Borrowings	17	28,536	28,614
Deferred income tax liabilities	19	29,944	25,815
Income tax and minimum presumed income tax liabilities		3	-
Provisions	18	87	78
Derivative financial instruments	13	29	37
Leases liabilities		586	649
Total non-current liabilities		60,666	56,526
Current liabilities
Trade and other payables	16	3,995	3,834
Income tax liabilities		-	5
Payroll and social security liabilities		120	199
Borrowings	17	6,823	13,457
Derivative financial instruments	13	60	88
Provisions	18	45	46
Leases liabilities		138	51
Total current liabilities		11,181	17,680
TOTAL LIABILITIES		71,847	74,206
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		166,438	155,564

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Income from sales, rentals and services	20	895	2,784
Income from expenses and collective promotion fund	20	406	914
Operating costs	21	(655)	(1,198)
Gross profit		646	2,500
Net gain from fair value adjustments of investment properties	8	16,266	8,583
General and administrative expenses	21	(464)	(365)
Selling expenses	21	(403)	(165)
Other operating results, net	22	(20)	(29)
Profit from operations		16,025	10,524
Share of profit of associates and joint ventures	7	593	493
Profit from operations before financing and taxation		16,618	11,017
Finance income	23	422	73
Finance cost	23	(1,128)	(963)
Other financial results	23	1,305	(6,393)
Inflation adjustment	23	301	10
Financial results, net		900	(7,273)
Profit before income tax		17,518	3,744
Income tax expense	19	(4,220)	(655)
Profit for the period		13,298	3,089

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	7	(12)	-
Other comprehensive loss for the period (i)		(12)	-
Total comprehensive profit for the period		13,286	3,089

Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		12,349	2,738
Non-controlling interest		949	351

Attributable to:
Equity holders of the parent		(12)	-

Profit per share attributable to equity holders of the parent for the period:
Basic		98.01	21.73
Diluted		98.01	21.73

(i) The components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2020	126	3,660	10,400	144	9,938	34,291	18,397	76,956	4,402	81,358
Profit for the period	-	-	-	-	-	-	12,349	12,349	949	13,298
Other comprehensive loss for the period	-	-	-	-	-	(12)	-	(12)	-	(12)
Changes in non-controlling interest	-	-	-	-	-	(41)	-	(41)	(12)	(53)
Balance as of September 30, 2020	126	3,660	10,400	144	9,938	34,238	30,746	89,252	5,339	94,591

	Reserve for future dividends	Special reserve	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2020	34,053	162	(23)	294	(195)	34,291
Other comprehensive loss for the period	-	-	(12)	-	-	(12)
Changes in non-controlling interest	-	-	-	-	(41)	(41)
Balance as of September 30, 2020	34,053	162	(35)	294	(236)	34,238

(1) See Note 17 to the Annual Financial Statements as of June 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126	3,660	10,400	144	9,938	80,051	(45,181)	59,138	3,352	62,490
Profit for the period	-	-	-	-	-	-	2,738	2,738	351	3,089
Balance as of September 30, 2019	126	3,660	10,400	144	9,938	80,051	(42,443)	61,876	3,703	65,579

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	34,840	45,343	(132)	80,051
Balance as of September 30, 2019	34,840	45,343	(132)	80,051

(1)
See Note 17 to the Annual Financial Statements as of June 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Operating activities:
Cash (used in)/generated from operations	15	(3,847)	2,055
Income tax paid		(3)	(26)
Net cash (used in)/ generated from operating activities		(3,850)	2,029

Investing activities:
Capital contributions in associates and joint ventures		(9)	(17)
Change in non-controlling interest of subsidiaries		(53)	-
Acquisition of investment properties		(705)	(453)
Acquisition of property, plant and equipment		(5)	(28)
Advance payments		(11)	(345)
Acquisition of intangible assets		(4)	(4)
Acquisitions of investments in financial assets		(5,562)	(6,523)
Proceeds from investments in financial assets		5,938	7,657
Loans granted		-	(639)
Loans granted to related parties		(221)	(2,371)
Loans payment received from related parties		-	159
Proceeds from sales of investment properties		9,601	-
Collection of financial assets interests and dividends		157	182
Dividends received		-	34
Net cash generated from/ (used) in investing activities		9,126	(2,348)

Financing activities:
Repurchase of non-convertible notes		(66)	(4)
Sale of non-convertible notes in potfolio		504	-
Borrowings obtained		1,000	7,798
Payment of borrowings		(1,308)	(7,977)
Payment of non-convertible notes		(10,151)	-
Payment of leases liabilities		(5)	(15)
Payment of derivative financial instruments		(214)	(68)
Proceeds from derivative financial instruments		9	312
Payment of interest		(1,598)	(1,394)
Short-term loans, net		4,174	976
Net cash used in by financing activities		(7,655)	(372)
Net decrease in cash and cash equivalents		(2,379)	(691)
Cash and cash equivalents at beginning of the period	13	4,981	6,461
Foreign exchange gain and others on cash and cash equivalents		33	453
Inflation adjustment		(7)	(20)
Cash and cash equivalents at end of the period	13	2,628	6,203

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Company operates 333,345 square meters (sqm) in 14 shopping malls, 93,144  sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

See Note 28 in these Financial Statements for the sale of office’s building after September 30, 2020.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent Company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent Company.

These Financial Statements have been approved by the Board of Directors to be issued on November 17, 2020.

2.             Summary of significant accounting policies

2.1.          Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim of three-month periods ended September 30, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used and according to FACPCE Resolution No. 539/18, the inflation index is determinated based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the three months period ended September 30, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.20 (accumulated of three months)
8%

              As a consequence of the aforementioned, these Financial Statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.         Comparability of information

The amounts as of June 30, 2020 and September 30, 2019, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.         Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2020, except for what is mentioned in Note 27 to these Financial Statements.

3.            Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during Spring and Autumn, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Sale of Boston Tower building

               On July 15, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,063 square meters and 5 parking lots located in the building.

The price of the transaction was ARS 477 million (USD 6.7 million).

On August 25, 2020, IRSA Propiedades Comerciales has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking lots located in the building.

The price of the transaction was ARS 2,562 million (USD 34.7 million).

See Note 28 to these Financial Statements.

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 m2 of gross rental area on 12 office floors and 116 parking lots.

The price of the transaction was ARS 6,300 million (USD 87 million).

Pareto S.A. – Shareholding increase

On July 31, 2020, 25,630 common shares with of par value ARS 1.00 were acquired, representing 22% of the capital share of Pareto S.A. As a result of this transaction, the ownership of IRSA Propiedades Comerciales on Pareto amounts to 91.96%.

The price of the transaction was ARS 53 million (USD 0.5 million).

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended September 30, 2020 and 2019. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the Statements of Income and Other Comprehensive Income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2020.

IRSA Propiedades Comerciales S.A.

	09.30.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	367	532	2	2	903	406	(8)	1,301
Operating costs	(134)	(44)	(7)	(24)	(209)	(458)	12	(655)
Gross profit / (loss)	233	488	(5)	(22)	694	(52)	4	646
Net gain from fair value adjustments in investment properties	1,178	12.598	3,309	18	17,103	-	(837)	16,266
General and administrative expenses	(328)	(85)	(34)	(18)	(465)	-	1	(464)
Selling expenses	(73)	(33)	(297)	(1)	(404)	-	1	(403)
Other operating results, net	(24)	(2)	(2)	-	(28)	8	-	(20)
Profit / (Loss) from operations	986	12,966	2,971	(23)	16,900	(44)	(831)	16,025
Share of loss of associates and joint ventures	-	-	-	(23)	(23)	-	616	593
Profit / (Loss) before financing and taxation	986	12,966	2,971	(46)	16,877	(44)	(215)	16,618
Investment properties	54,124	69,564	14,177	99	137,964	-	(4,112)	133,852
Property, plant and equipment	230	137	-	-	367	-	(2)	365
Trading properties	-	-	203	-	203	-	-	203
Goodwill	10,512	31,074	-	-	41,586	-	(41,586)	-
Right to receive units (barters)	-	-	749	-	749	-	-	749
Inventories	41	-	-	-	41	-	(1)	40
Investments in associates and joint ventures	-	-	-	2,401	2,401	-	3,169	5,570
Operating assets	64,907	100,775	15,129	2,500	183,311	-	(42,532)	140,779

	09.30.19
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	2,085	687	2	35	2,809	914	(25)	3.698
Operating costs	(180)	(31)	(12)	(32)	(255)	(954)	11	(1,198)
Gross profit / (loss)	1,905	656	(10)	3	2,554	(40)	(14)	2,500
Net gain from fair value adjustments in investment properties	601	6,616	1,804	111	9,132	-	(549)	8,583
General and administrative expenses	(257)	(51)	(24)	(34)	(366)	-	1	(365)
Selling expenses	(140)	(26)	(7)	(2)	(175)	-	10	(165)
Other operating results, net	(27)	(1)	(2)	(8)	(38)	10	(1)	(29)
Profit / (Loss) from operations	2,082	7,194	1,761	70	11,107	(30)	(553)	10,524
Share of profit / (loss) of associates and joint ventures	-	-	-	87	87	-	406	493
Profit / (Loss) before financing and taxation	2,082	7,194	1,761	157	11,194	(30)	(147)	11,017
Investment properties	54,964	39,543	10,592	339	105,438	-	(3,540)	101,898
Property, plant and equipment	262	270	-	-	532	-	(40)	492
Trading properties	-	-	201	-	201	-	-	201
Goodwill	11	33	-	97	141	-	(45)	96
Right to receive units (barters)	-	-	139	-	139	-	-	139
Inventories	43	-	-	-	43	-	(1)	42
Investments in associates and joint ventures	-	-	-	211	211	-	2,769	2,980
Operating assets	55,280	39,846	10,932	647	106,705	-	(857)	105,848

IRSA Propiedades Comerciales S.A.

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

	% of ownership interest held by non-controlling interests		Value of Group’s interest in equity		Group’s interest in comprehensive income
Name of the entity	09.30.20	06.30.20	09.30.20	06.30.20	09.30.20	09.30.19
Joint ventures
Quality Invest S.A.	50.00%	50.00%	2,892	2,262	622	399
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	277	282	(6)	6
La Rural S.A.	50.00%	50.00%	235	218	16	81
Associates
TGLT S.A.(4)(6)	30.20%	-	2,166	2,217	(51)	-
Others associates (3)	-	-	-	12	-	7
Total interests in associates and joint ventures			5,570	4,991	581	493

The table below lists information of the latest Financial Statements issued by associates and joint ventures:

				Last Financial Statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Joint ventures
Quality Invest S.A. (2)	Argentina	Real estate	163,039,244	406	1,243	5,717
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	138,750	28	(11)	532
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1	224	327
Associates
TGLT S.A. (4)(5)	Argentina	Real estate	279,502,813	925	(477)	6,295

(1) Nominal value per share ARS 100.
(2) Correspond to profit for the three-month period ended at September 30, 2020 and 2019, respectively.
(3) Represents other individually non-significant associates.
(4) See Note 4 to the Annual Financial Statements as of June 30, 2020.
(5) Correspond to loss for the nine-month period ended at September 30, 2020.
(6) Includes ARS (12) of other comprehensive loss.

Changes in the Group’s investments in associates and joint ventures for the period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	09.30.20	06.30.20
Beginning of the period / year	4,991	2,472
Profit sharing, net	593	190
Dividends	-	(41)
Other comprehensive loss	(12)	(23)
Reclassification to financial instruments (ii)	(11)	-
Acquisition of interest in associates (i)	-	2,342
Irrevocable contributions (Note 24)	9	51
End of the period / year	5,570	4,991

(i) See Note 4 to the Annual Financial Statements as of June 30, 2020.
(ii) Corresponds to the reclassification to the Avenida Inc. investment due to decrease of the share ownership below 5%.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	09.30.20	06.30.20
Fair value at beginning of the period / year	50,566	62,722	11,055	2,061	81	126,485	92,819
Additions (iv)	47	613	-	29	-	689	9,682
Capitalized lease costs	4	12	-	-	-	16	22
Depreciation of capitalized lease costs (i)	(1)	(2)	-	-	-	(3)	(16)
Transfers	-	-	-	-	-	-	621
Disposals (iii)	-	(9,601)	-	-	-	(9,601)	(1,870)
Net gain from fair value adjustment on investment properties (ii)	943	11,949	3,122	234	18	16,266	27,050
Decrease due to loss of control (v)	-	-	-	-	-	-	(1,823)
Fair value at end of the period / year	51,559	65,693	14,177	2,324	99	133,852	126,485

(i)
As of September 30, 2020 the depreciation charge was included in “Costs” in the amount of ARS3 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the three-month period ended September 30, 2020, the net gain from fair value adjustment on investment properties was ARS 16.266 million. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net loss of ARS 86.3 million due to the variation in the projected income growth rate and the conversion to dollars of the projected cash flow in Argentine pesos according to the projected exchange rate estimates used in the cash flow;
b)
Net gain of ARS 3,695.0 million as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls ARS 3,595.6 million to Inflation adjustment.
d)
The value of our office buildings and other rental properties measured in real terms increased by 28.2% during the three-month period as of September 30, 2020, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

(iii) Disposal of Torre Boston and Bouchard (Note 4).
(iv) Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(v) See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.20	06.30.20
Revenues from rental and services (Note 20)	893	2,784
Expenses and collective promotion fund (Note 20)	406	914
Rental and services costs (Note 21)	(648)	(1,183)
Net unrealized gain from fair value adjustment on investment properties	16,079	8,583
Net realized gain from fair value adjustment on investment properties (i)(ii)	5,354	-

(i) As of September 30, 2020 includes ARS 1,792 for the sale of Torre Boston and ARS 3,562 for the sale of Bouchard 710.

(ii) As of September 30, 2020, ARS 187 corresponds to the result for changes in the fair value realized for the year (ARS 523 for the sale of Torre Boston and (ARS 336) for the sale of Bouchard 710) and ARS 5,167 for the result due to changes in fair value made in previous years (ARS 1,269 for the sale of Torre Boston and ARS 3,898 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Financial Statements as of June 30, 2020. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.20	06.30.20
Costs	420	312	1,597	21	1	2,351	2,386
Accumulated depreciation	(282)	(211)	(1,457)	(21)	-	(1,971)	(1,873)
Net book amount at beginning of the period / year	138	101	140	-	1	380	513
Additions	-	3	2	-	-	5	171
Disposals	-	-	(1)	-	-	(1)	(8)
Transfers	-	-	-	-	-	-	(197)
Depreciation charges (i)	(2)	(4)	(13)	-	-	(19)	(98)
Net loss from fair value adjustment	-	-	-	-	-	-	(1)
Net book amount at end of the period / year	136	100	128	-	1	365	380
Costs	420	315	1,598	21	1	2,355	2,351
Accumulated depreciation	(284)	(215)	(1,470)	(21)	-	(1,990)	(1,971)
Net book amount at end of the period / year	136	100	128	-	1	365	380

(i) On September 30, 2020 depreciation charges were included in “Costs” in the amount of ARS 18, and in “General and administrative expenses” in the amount of ARS 1 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Completed properties	Undeveloped sites	09.30.20	06.30.20
Net book amount at beginning of the period / year	17	186	203	192
Additions	-	-	-	16
Disposals	-	-	-	(20)
Transfers	-	-	-	15
Net book amount at end of the period / year	17	186	203	203
Non - current			196	196
Current			7	7
Total			203	203

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	09.30.20	06.30.20
Costs	104	469	750	355	1,678	1,049
Accumulated amortization	-	(307)	-	(275)	(582)	(425)
Net book amount at beginning of the period / year	104	162	750	80	1,096	624
Additions	-	4	-	-	4	703
Disposals	-	-	-	-	-	(5)
Transfers	-	-	-	-	-	(69)
Amortization charge (i)	-	(25)	(1)	-	(26)	(157)
Net book amount at end of the period / year	104	141	749	80	1,074	1,096
Costs	104	473	750	355	1,682	1,678
Accumulated amortization	-	(332)	(1)	(275)	(608)	(582)
Net book amount at end of the period / year	104	141	749	80	1,074	1,096

(i) On September 30, 2020 amortization charges were included in “Costs” in the amount of ARS 4, and in “General and administrative expenses” in the amount of ARS 22 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

12.
 Rights of use assets

	09.30.20	06.30.20
Convention center	154	157
Stadium DirecTV Arena	436	441
Machinery and equipment	23	14
Shopping malls	8	8
Total rights of use assets	621	620
Non-current	621	620
Total	621	620

	09.30.20	09.30.19
Convention center	(4)	-
Stadium DirecTV Arena	(5)	(1)
Machinery and equipment	(14)	-
Total depreciation of rights of use (i)	(23)	(1)

(i)
On September 30, 2020 amortization charges were included in “Costs” in the amount of ARS 9, and in “General and administrative expenses” in the amount of ARS 14 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of September 30, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
September 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	12,945	-	-	12,945	1,892	14,837
Investments in financial assets:
- Public companies’ securities	-	233	-	233	-	233
- Mutual funds	10	27	931	968	-	968
- Bonds	-	6,441	-	6,441	-	6,441
Derivative financial instruments
- Foreign-currency future contracts	-	-	5	5	-	5
Cash and cash equivalents:
- Cash at banks and on hand	2,594	-	-	2,594	-	2,594
- Short- term investments	-	34	-	34	-	34
Total	15,549	6,735	936	23,220	1,892	25,112

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,417	-	1,417	4,059	5,476
Derivative financial instruments
- Swaps of interest rate (ii)	-	89	89	-	89
Borrowings (Note 17)	35,359	-	35,359	-	35,359
Total	36,776	89	36,865	4,059	40,924

Group´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	8,665	-	-	8,665	1,661	10,326
Investments in financial assets:
- Public companies’ securities	-	227	-	227	-	227
- Mutual funds	-	66	872	938	-	938
- Bonds	-	5,583	-	5,583	-	5,583
Derivative financial instruments
- Foreign-currency future contracts	-	-	7	7	-	7
Cash and cash equivalents:
- Cash at banks and on hand	2,996	-	-	2,996	-	2,996
- Short- term investments	69	1,916	-	1,985	-	1,985
Total	11,730	7,792	879	20,401	1,661	22,062

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,295	-	1,295	3,872	5,167
Derivative financial instruments
- Futures contracts	-	23	23	-	23
- Swaps of interest rate (ii)	-	102	102	-	102
Borrowings (Note 17)	42,071	-	42,071	-	42,071
Total	43,366	125	43,491	3,872	47,363

IRSA Propiedades Comerciales S.A.

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2020.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Investments in financial assets	NAV - Theoretical Price	Value is determinated based on the company´s shares in equity funds based on its Financial Statements, which are based on fair value, or evaluations of its investment.	Level 2	-

As of September 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is indicated in Note 27.

14.         Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of September 30, 2020 and June 30, 2020:

	09.30.20	06.30.20
Lease and services receivables	1,042	1,255
Post-dated checks	438	324
Averaging of scheduled rent escalation	641	708
Debtors under legal proceedings	383	433
Property sales receivables	18	18
Consumer financing receivables	16	18
Less: allowance for doubtful accounts	(653)	(666)
Total trade receivables	1,885	2,090
Loans	1,136	1,137
Advance payments	539	549
Others (*)	228	238
Prepayments	418	237
Other tax receivables	294	167
Expenses to be recovered	42	44
Guarantee deposit	2	2
Total other receivables	2,659	2,374
Related parties (Note 24)	9,640	5,196
Total trade and other receivables	14,184	9,660
Non-current	9,797	5,483
Current	4,387	4,177
Total	14,184	9,660

 (*) Includes ARS 192 and ARS 196 as of September 30, 2020 and June 30, 2020, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

IRSA Propiedades Comerciales S.A.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	09.30.20	06.30.20
Beginning of the period / year	666	412
Additions	112	349
Unused amounts reversed	(72)	(21)
Used during the year	-	(3)
Inflation adjustment	(53)	(71)
End of the period / year	653	666

(i)
As of September 30, 2020 additions and unused amount reversed were charged to “Selling expenses”, in the amount of ARS 40 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

15.         Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2020 and 2019:

	Note	09.30.20	09.30.19
Net profit of the period		13,298	3,089
Adjustments:
Income tax	19	4,220	655
Amortization and depreciation	21	71	71
Net gain from fair value adjustment on investment properties	8	(16,266)	(8,583)
Disposals by concession maturity		1	-
Averaging of schedule rent escalation	20	17	(153)
Directors’ fees	24	259	103
Financial results, net		(4,737)	8,037
Provisions and allowances		60	59
Share of profit of associates and joint ventures	7	(593)	(493)
Cash exchange difference and result from measurement at fair value of cash equivalent		-	(453)
Changes in operating assets and liabilities
Decrease in inventories		2	3
(Increase)/ Decrease in trade and other receivables		(156)	490
Decrease/ (Increase) in trade and other payables		68	(587)
Decrease in payroll and social security liabilities		(79)	(174)
Uses of provisions	22	(12)	(1)
Decrease in trading properties		-	(8)
Net cash (used in)/ generated by operating activities before income tax paid		(3,847)	2,055

	09.30.20	09.30.19
Non-cash transactions
Increase in trade and other receivables through a decrease in investment in financial assets	4,125	532
Increase in investment properties through an increase trade and other payables	-	47
Increase in rights of use assets through a decrease in properties plant and equipment	-	23
Increase in rights of use assets through an increase in leases liabilities	24	-
Increase in financial assets through an increase in borrowings	18	-
Currency translation adjustment in associates	12	-
Increase in investment in financial assets through a decrease in trade and other receivables	365	-
Increase in investment in financial assets through a decrease in investments in associates and joint ventures	11	-

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of September 30, 2020 and June 30, 2020:

	09.30.20	06.30.20
Rent and service payments received in advance	1,198	1,342
Admission rights	945	1,095
Accrued invoices	206	282
Trade payables	421	318
Tenant deposits	86	108
Payments received in advance	41	34
Total trade payables	2,897	3,179
Tax payable	168	125
Others	168	169
Other payments received in advance to be accrued	73	76
Tax payment plans	8	8
Total other payables	417	378
Related parties (Note 24)	2,162	1,610
Total trade and other payables	5,476	5,167
Non-current	1,481	1,333
Current	3,995	3,834
Total	5,476	5,167

IRSA Propiedades Comerciales S.A.

17.         Borrowings

The following table shows the Group's borrowings as of September 30, 2020 and June 30, 2020:

	Book Value at 09.30.20	Book Value at 06.30.20	Fair Value at 09.30.20	Fair Value at 06.30.20
Non-Convertible notes	27,295	37,642	19,909	28,098
Bank loans	2,212	2,608	2,064	2,468
Bank overdrafts	5,500	1,506	5,500	1,506
AABE Debts	192	196	192	196
Loans with non-controlling interests	160	119	160	119
Total borrowings	35,359	42,071	27,825	32,387
Non-current	28,536	28,614
Current	6,823	13,457
Total	35,359	42,071

18.         Provisions

The following table shows the movements in the Group's provisions at September 30, 2020 and June 30, 2020 categorized by type of provision:

	Labor, legal and other claims	09.30.20	06.30.20
Balances at the beginning of the period / year	124	124	123
Inflation adjustment	(9)	(9)	(46)
Increases (i)	20	20	96
Recovery (i)	-	-	(40)
Used during the year	(3)	(3)	(9)
Balances at the end of the period / year	132	132	124
Non-current		87	78
Current		45	46
Total		132	124

(i)
Increases and recovery provisions were charged to “Other operating results, net”, in the Statement of Income and Other Comprehensive Income (Note 22).

19.         Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	09.30.20	09.30.19
Current income tax	(1)	(2)
Deferred income tax	(4,219)	(653)
Income tax - Loss	(4,220)	(655)

Changes in the deferred tax account are as follows:

	09.30.20	06.30.20
Beginning of the period / year	(25,577)	(20,108)
Income tax	(4,219)	(5,469)
Period / year end	(29,796)	(25,577)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	09.30.20	09.30.19
Profit for year before income tax at the prevailing tax rate	(5,255)	(1,123)
Tax effects of:
Rate change	1,263	1,155
Share of profit of associates and joint ventures	178	148
Result by rate transparency	60	149
Expiration of carry-forwards	(2)	-
Tax loss carry-forwards	(35)	-
Non-taxable, non-deductible items	(2)	(67)
Difference between provisions and affidavits	2	-
Minimum presumed income tax	5	-
Others	95	3
Inflation adjustment	(188)	(282)
Tax inflation adjustment	(341)	(638)
Income tax - Loss	(4,220)	(655)

20.
Revenues

	09.30.20	09.30.19
Base rent	636	1,644
Contingent rent	63	496
Admission rights	147	261
Parking fees	3	121
Averaging of scheduled rent escalation	(17)	153
Commissions	29	56
Property management fees	27	32
Others	5	21
Total revenues from rentals and services	893	2,784
Sale of trading properties	2	-
Total revenues from sale of properties	2	-
Total revenues from sales, rentals and services	895	2,784
Expenses and collective promotion fund	406	914
Total revenues from expenses and collective promotion funds	406	914
Total revenues	1,301	3,698

21.         Expenses by nature

The Group disclosed expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	09.30.20	09.30.19
Salaries, social security costs and other personnel administrative expenses (i)	299	96	14	409	572
Taxes, rates and contributions	53	3	228	284	221
Directors' fees	-	259	-	259	103
Maintenance, security, cleaning, repairs and other	214	22	-	236	440
Fees and payments for services	7	34	119	160	55
Amortization and depreciation (Notes 8, 9, 11 and 12)	34	37	-	71	71
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	40	40	37
Leases and expenses	24	9	1	34	45
Advertising and other selling expenses	22	-	1	23	161
Traveling, transportation and stationery	2	-	-	2	14
Bank expenses	-	4	-	4	8
Other expenses	-	-	-	-	1
Total expenses by nature 09.30.20	655	464	403	1,522	-
Total expenses by nature 09.30.19	1,198	365	165	-	1,728

(i)
For the three-month period ended September 30, 2020, includes ARS 406 of Salaries, Bonuses and Social Security and ARS 3 of other concepts. For the three-month period ended September 30, 2019, includes ARS 519 of Salaries, Bonuses and Social Security and ARS 53 of other concepts.
(ii)
For the three-month period ended September 30, 2020, includes ARS 648 of Rental and services costs and ARS 7 of Cost of sales and developments. For the three-month period ended September 30, 2019, includes ARS 1,183 of Rental and services costs, ARS 13 of Cost of sales and developments and ARS 2 of other consumer financing costs.

IRSA Propiedades Comerciales S.A.

22.
Other operating results, net

	09.30.20	09.30.19
Interest generated by operating credits	11	24
Management fees	1	3
Loss from sale of subsidiaries, associates and joint ventures	-	(8)
Others	1	(3)
Donations	(13)	(24)
Lawsuits (Note 18)	(20)	(21)
Total other operating results, net	(20)	(29)

23.
Financial results, net

	09.30.20	09.30.19
- Interest income	422	73
Finance income	422	73
- Interest expense	(988)	(886)
- Others financial costs	(140)	(77)
Finance costs	(1,128)	(963)
Foreign exchange, net	(90)	(6,275)
- Fair value gain/ (loss) of financial assets at fair value through profit or loss	1,554	(348)
- (Loss) / Gain from derivative financial instruments	(179)	224
- Gain from repurchase of non-convertible notes	20	6
Other financial results	1,305	(6,393)
- Inflation adjustment	301	10
Total financial results, net	900	(7,273)

IRSA Propiedades Comerciales S.A.

24.         Related parties transactions

The following is a summary of the balances with related parties:

Item	09.30.20	06.30.20
Trade and other receivables	9,640	5,196
Investments in financial assets	6,946	5,997
Trade and other payables	(2,162)	(1,610)
Leases liabilities	(24)	-
Total	14,400	9,583

Related parties	09.30.20	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(1,626)	(1,192)	Received advances
	4,339	3,423	Non-convertible notes
	6,932	2,813	Loans granted
	158	153	Other credits
	70	61	Corporate services
	12	13	Equity incentive plan
	5	10	Reimbursement of expenses
	11	11	Leases and/or rights to use space
	-	(1)	Reimbursement of expenses to pay
	(15)	(16)	Equity incentive plan to pay
	2	-	Lease collections
Total direct parent company	9,888	5,275
Cresud S.A.CI.F. y A.	1,666	1,702	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	-	2	Leases and/or rights to use space
	-	(1)	Reimbursement of expenses to pay
	(188)	(195)	Corporate services to pay
Total direct parent company of IRSA	1,475	1,505
La Rural S.A.	204	220	Dividends
	7	5	Leases and/or rights to use space
	73	-	Loans granted
	-	79	Other credits
	(1)	-	Reimbursement of expenses to pay
TGLT S.A.	-	9	Other credits
Others associates and joint ventures	(24)	-	Leases liabilities
	7	1	Reimbursement of expenses
	7	10	Management fee
	(1)	(1)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	272	323
Directors	(304)	(136)	Fees
Total Directors	(304)	(136)
IRSA International LLC	528	290	Loans granted
Epsilon Opportunities LP	930	872	Mutual funds
Tyrus S.A.	1,596	1,499	Loans granted
Centro Comercial Panamericano S.A.	-	(38)	Other payables
OFC S.R.L.	1	1	Other credits
	(20)	(22)	Other payables
Others	8	7	Reimbursement of expenses
	7	7	Leases and/or rights to use space
	11	-	Non-convertible notes
	(2)	(2)	Other payables
	12	5	Other credits
	(1)	-	Leases and/or rights to use space to pay
	-	(2)	Reimbursement of expenses to pay
	(1)	(1)	Legal services
Total others	3,069	2,616
Total at the end of the period / year	14,400	9,583

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.20	09.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	4	19	Corporate services
	1,007	282	Financial operations
	2	(1)	Leases and/or rights to use space
Total direct parent company	1,013	300
Cresud S.A.CI.F. y A.	121	95	Financial operations
	2	2	Leases and/or rights to use space
	(102)	(115)	Corporate services
Total direct parent company of IRSA	21	(18)
Others associates and joint ventures	1	-	Fees
	-	4	Financial operations
	-	3	Leases and/or rights to use space
Total associates and joint ventures of IRSA Propiedades Comerciales	1	7
Directors	(259)	(103)	Fees
Senior Management	(10)	(14)	Fees
Total Directors	(269)	(117)
Banco de Crédito y Securitización	14	15	Leases and/or rights to use space
BHN Vida S.A	3	-	Leases and/or rights to use space
BHN Seguros Generales S.A.	3	-	Leases and/or rights to use space
IRSA Internacional LLC	15	61	Financial operations
Estudio Zang, Bergel & Viñes	(5)	(10)	Fees
Others	-	8	Leases and/or rights to use space
	1	-	Financial operations
Total others	31	74
Total at the end of the period / year	797	246

The following is a summary of the transactions with related parties:

Related parties	09.30.20	09.30.19	Description of transaction
Quality Invest S.A.	9	17	Irrevocable contributions granted
Total irrevocables contributions	9	17

25.         CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.         Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.20	06.30.20
Assets
Trade and other receivables
US Dollar	20.97	75.98	1,593	1,668
Euros	0.18	88.97	16	18
Trade and other receivables with related parties
US Dollar	69.35	76.18	5,283	4,783
Total trade and other receivables			6,892	6,469
Investments in financial assets
US Dollar	7.74	75.98	588	608
Investment in financial assets with related parties
US Dollar	91.06	76.18	6,937	5,884
Total investments in financial assets			7,525	6,492
Cash and cash equivalents
US Dollar	33.38	75.98	2,536	2,965
Total cash and cash equivalents			2,536	2,965
Total Assets			16,953	15,926
Liabilities
Trade and other payables
US Dollar	5.71	76.18	435	452
Euros	0.09	98.49	9	-
Trade and other payables with related parties
US Dollar	0.01	76.18	1	1
Total trade and other payables			445	453
Borrowings
US Dollar	387.41	76.18	29,513	40,053
Borrowings with related parties
US Dollar	0.51	76.18	39	-
Total borrowings			29,552	40,053
Derivative financial instruments
US Dollar	1.17	76.18	89	102
Total derivative financial instruments			89	102
Leases liabilities
US Dollar	7.61	76.18	580	571
Leases liabilities with related parties
US Dollar	0.32	76.18	24	-
Total leases liabilities			604	571
Total Liabilities			30,690	41,179

(1) Considering foreign currencies those that differ from each one of the Group’s companies at each period/year-end.
(2) Expressed in millions of foreign currency.
(3) Exchange rate of the Argentine Peso as of September 30, 2020 according to Banco Nación Argentina.

27.         Economic context in which the company operates

The Group operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of sanitary isolation measures at the national level that began on March 19, 2020 and extended until November 8, 2020 inclusive in the metropolitan area of Buenos Aires, although it has been extended in some cities of several regions of the country. These measures include: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

IRSA Propiedades Comerciales S.A.

This series of measures affected a large part of Argentine companies, which experienced a fall in their income and a deterioration in the payment cycle. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, the stagnation of the Argentine economy it is accompanied by a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

After severals negotiations between the Argentine government and the private holders of the external debt, the Argentine government announced a principle of agreement with the main groups of private holders, in order to avoid default. On August 28, 2020, the government reported that the holders of 93.55% of the total outstanding principal amount of all the bonds accepted the debt swap, and on August 31, 2020, the Argentine government obtained the required consents to swap and / or modify 99.01% of the total outstanding principal amount of all series of eligible bonds. As of the date of issuance of these Financial Statements, the new bonds are already trading on the market.

In addition, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favorable result and agrees to restructure its debt with the IMF, this could have a favorable impact on the Argentine economy, in the medium and long term. On the contrary, the lack of an agreement with external private holders could lead to a default of the Argentine sovereign debt and, consequently, this situation could generate limitations to the companies' ability to access new financing.

At a local level, the following was observed:

●
In August 2020, the indicator called Monthly Estimator of Economic Activity (EMAE) reported by the National Institute of Statistics and Censuses (INDEC), registered a variation of (11.6%) compared to the same month of 2019, and from 1.1% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in October 2020, called the Compilation of Market Expectations (REM), estimates an inflation of 35.8% for 2020. REM analysts forecast a variation in real GDP for 2020 of (11.6%). In turn, they foresee that in 2021 the economic activity will increased in 4.5%.

●
Year-to-year inflation as of September 30, 2020 reached 36.6%.

●
Throughout the period from September 2019 to September 2020, the Argentine peso depreciated 32.3% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 82% between the official price of the dollar and its price in parallel markets, which has an impact on the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

COVID-19 Pandemic

As described above, the COVID-19 pandemic is adversely impacting the global economy, the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these Financial Statements are established below:

●
As a consequence of the social, preventive and mandatory isolation, the shopping malls across the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. In the interior of the country, in May, June and July, some provinces proceeded to flexibilize isolation measures and open their commercial and recreational activities. On August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020 the shopping centers located in Buenos Aires started operating. As of October 31, all the Group´s shopping centers were open operating with rigorous protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in some shopping centers located in some provinces, due to the increase in cases in those regions.

IRSA Propiedades Comerciales S.A.

●
Given the closure of the shopping malls, the Group has decided to condone the invoincing and collection of the Base Rent until September 30, 2020, prioritizing the long-term relationship with the tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping centers is a 82.4% decrease in rental and service income compared to the same quarter of previous year and a 12.6% increase compared to the last quarter of the previous year. Additionally, the charge for doubtful accounts in the first quarter of the fiscal year 2021 is ARS 40 million compared to ARS 37 million in the same quarter of previous year.

●
Regarding the offices, although the majority of tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

On September 14, 2020, IRSA Propiedades Comerciales cancelled the Class IV Notes for a total of USD 140 million (see Note 4 to these Financial Statements).

It should be mentioned that IRSA Propiedades Comerciales has a cash position and equivalents (including current financial investments) as of September 30, 2020 of approximately USD 134.7 million and after the end of the fiscal year, it has sold office assets for the sum of USD 42.0 (see Note 28 to these Financial Statements). On the other hand, it does not have short-term debt maturities, except for bank debt for USD 72.7.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group´s capacity to continue meeting its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve the human life and the Group's business.

28.         Subsequent events

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales, held on October 26, 2020, approved among others:


The share capital increase of ARS 53,997 million through the capitalization of the Inflation adjustment of share capital reserve for ARS 3,391 million, share premium for ARS 9,660, the special reserve CNV Resolution 609/2012 for ARS 9,164 million, the reserve for future dividends for ARS 31,632 and the special reserve for ARS 150 million.


The assignment of 5% of the income for the year amounting of ARS 854 million to the integration of the legal reserve.


The distribution of a dividend in the amount of ARS 9,700 million in proportion to the shareholdings of the shareholders, to be paid in cash, in periodic payments according to the following payment detail: the first payment in the amount of ARS 2,425 million to be paid within 30 calendar days of its approval by the Shareholders’ Meeting, the second payment on January 25, 2021 in the amount of ARS 2,425 million, the third payment on March 25, 2021 in the amount of ARS 2,425 million and the fourth and last payment on May 24, 2021 in the amount of ARS 2,425 million.


The integration of the special reserve in the amount of ARS 6,535 million.

IRSA Propiedades Comerciales S.A.

Sale of Boston Tower building

               On November 5, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 1,812 million (USD 22.9 million).

On November 12, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 1,521 million (USD 19.1 million).

                Payment of cash dividend

On November 13, 2020, it was notified that according to the resolution of the Ordinary and Extraordinary Shareholders’ Meeting as of October 26, 2020 and the Company’s Board of Directors meeting as of November 13, 2020 will be available to shareholders on November 25, 2020, the cash dividend of ARS 9,700 million, and it is notified that based on the faculties delegated to the Company's Board of Directors, the dividend will be paid in a single payment, leaving the payment schedule without effect.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City of Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2020 and the unaudited condensed interim consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended September 30, 2020 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2020 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima, arise from accounting records carried in all formal respects in accordance with applicable legal provisions except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2020.

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

 d) at September 30, 2020, the debt of IRSA Propiedades Comerciales Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to ARS 30,053,105 which was not claimable at that date.

 Autonomous City of Buenos Aires, November 17, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the three-month period ended September 30, 2020, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2020 and June 30, 2020

 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	06.30.20
ASSETS
Non-current assets
Investment properties	7	95,489	94,602
Property, plant and equipment	8	290	300
Trading properties	9	110	110
Intangible assets	10	866	885
Rights of use assets	11	736	792
Investments in subsidiaries, associates and joint ventures	6	35,064	30,345
Trade and other receivables	13	9,275	5,034
Total non-current assets		141,830	132,068
Current Assets
Trading properties	9	7	7
Inventories		34	35
Income tax credits		13	12
Trade and other receivables	13	3,104	3,299
Investments in financial assets	12	5,442	4,935
Derivative financial instruments	12	5	7
Cash and cash equivalents	12	41	2,041
Total current assets		8,646	10,336
TOTAL ASSETS		150,476	142,404
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		89,327	76,990
TOTAL SHAREHOLDERS’ EQUITY		89,327	76,990
LIABILITIES
Non-current liabilities
Trade and other payables	15	1,198	1,044
Borrowings	16	27,248	27,133
Leases liabilities		2	-
Deferred income tax liabilities	18	23,306	20,754
Other liabilities	6	65	85
Provisions	17	73	63
Total non-current liabilities		51,892	49,079
Current liabilities
Trade and other payables	15	3,449	3,211
Payroll and social security liabilities		97	166
Borrowings	16	5,650	12,892
Leases liabilities		26	7
Derivative financial instruments	12	-	23
Provisions	17	35	36
Total current liabilities		9,257	16,335
TOTAL LIABILITIES		61,149	65,414
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		150,476	142,404

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
     for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Income from sales, rentals and services	19	600	2,128
Income from expenses and collective promotion fund	19	333	798
Operating costs	20	(570)	(1,099)
Gross profit		363	1,827
Net gain from fair value adjustments of investment properties	7	9,790	5,448
General and administrative expenses	20	(435)	(320)
Selling expenses	20	(390)	(139)
Other operating results, net	21	1	(18)
Profit from operations		9,329	6,798
Share of profit of associates and joint ventures	6	4,689	2,696
Profit from operations before financing and taxation		14,018	9,494
Finance income	22	421	41
Finance cost	22	(1,091)	(870)
Other financial results	22	1,239	(6,186)
Inflation adjustment	22	314	(51)
Financial results, net		883	(7,066)
Profit before income tax		14,901	2,428
Income tax	18	(2,552)	310
Profit for the period		12,349	2,738

Other comprehensive loss for the period: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of associates	6	(12)	-
Other comprehensive loss for the period		(12)	-
Total comprehensive income for the period		12,337	2,738
Profit per share for the period
Basic		98.01	21.73
Diluted		98.01	21.73

(i) Components of other comprehensive loss have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2020	126	3,660	10,400	144	9,866	34,397	18,397	76,990
Profit for the period	-	-	-	-	-	-	12,349	12,349
Other comprehensive loss for the period	-	-	-	-	-	(12)	-	(12)
Balance as of September 30, 2020	126	3,660	10,400	144	9,866	34,385	30,746	89,327

	Reserve for future dividends	Revaluation surplus (2)	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2020	34,053	294	162	(89)	(23)	34,397
Other comprehensive loss for the period	-	-	-	-	(12)	(12)
Balance as of September 30, 2020	34,053	294	162	(89)	(35)	34,385

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2019	126	3,660	10,400	144	9,866	80,157	(45,181)	59,172
Profit for the period	-	-	-	-	-	-	2,738	2,738
Balance as of September 30, 2019	126	3,660	10,400	144	9,866	80,157	(42,443)	61,910

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	34,840	45,343	(26)	80,157
Balance as of September 30, 2019	34,840	45,343	(26)	80,157

(1) Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2) See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Operating activities:
Cash (used in) / generated from operations	14	(3,683)	1,794
Income tax paid		-	(9)
Net cash (used in) / generated from operating activities		(3,683)	1,785

Investing activities:
Acquisition of investment properties		(700)	(322)
Acquisition of property, plant and equipment		(5)	(13)
Acquisition of intangible assets		(4)	(4)
Acquisitions of financial assets		(3,227)	(6,054)
Decrease of financial assets		3,933	6,611
Loans payment received from related parties		190	159
Loans granted to related parties		(152)	(2,440)
Advance payments		(11)	(345)
Proceeds from sales of property, plant and equipment		1	-
Proceeds from sales of investment properties		9,601	-
Irrevocable contributions in subsidiaries, associates and joint ventures		(9)	(17)
Collection of financial assets interests		142	163
Proceeds for sale of subsidiaries, associates and joint ventures		(53)	-
Dividends received of subsidiaries		-	37
Net cash generated from / (used in) investing activities		9,706	(2,225)
Financing activities:
Payments of financial leasing		-	(5)
Borrowings obtained		963	7,798
Payment of borrowings		(1,106)	(7,977)
Payment of non-convertible notes		(10,668)	-
Sale of non-convertible notes in portfolio		504	-
Repurchase of non-convertible notes		(66)	(4)
Proceeds from derivative financial instruments		9	312
Payment of derivative financial instruments		(198)	(63)
Interests paid		(1,582)	(1,367)
Short term loans, net		4,119	982
Net cash used in financing activities		(8,025)	(324)
Net decrease in cash and cash equivalents		(2,002)	(764)
Cash and cash equivalents at beginning of period	12	2,041	4,052
Foreign exchange gain on cash and and fair value result for cash equivalents		3	6
Inflation adjustment		(1)	(8)
Cash and cash equivalents at end of period	12	41	3,286

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited Condensed Interim Separate Financial Statements (hereinafter, Financial Statements), the Company operates 333,345 square meters (sqm) in 14 shopping malls, 93,144 sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Financial Statements have been approved by the Board of Directors to be issued on November 17, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of three month ended September 30, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.20 (accumulated of three months)
8%

As a consequence of the aforementioned, these Financial Statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.         Comparability of information

The amounts as of June 30, 2020 and September 30, 2019, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.         Use of estimates

The preparation of Financial Statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of the Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of Separate Annual Financial Statements as of and for the fiscal year ended June 30, 2020, except as indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Separate Annual Financial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the company's since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Investment in subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income / (loss)
Name of the entity	09.30.20	06.30.20	09.30.20	06.30.20	09.30.20	09.30.19
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	20,603	16,731	3,872	1,467
Torodur S.A.	100.00%	100.00%	5,748	5,675	73	504
Arcos del Gourmet S.A.	90.00%	90.00%	1,688	1,695	(7)	39
Shopping Neuquén S.A.	99.95%	99.95%	821	760	61	(29)
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.40%	95.40%	604	470	133	61
Pareto S.A.	91.96%	69.96%	117	70	(6)	(5)
Entertainment Holdings S.A.	70.00%	70.00%	89	124	(34)	-
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	58	59	(1)	(11)
Entretenimiento Universal S.A. (2)	3.75%	3.75%	(1)	(1)	-	1
Fibesa S.A. (2)	97.00%	97.00%	(64)	(84)	21	31
La Malteria S.A. (6)	-	-	-	-	-	232
Associates
TGLT S.A. (6) (7)	30.20%	30.20%	2,166	2,217	(51)	-
Joint ventures
Quality Invest S.A.	50.00%	50.00%	2,893	2,262	622	400
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	277	282	(6)	6
			34,999	30,260	4,677	2,696

				Last Financial Statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	4,841	25,753
Torodur S.A.	Uruguay	Investment	1,735,435,048	1,733	166	5,748
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	(3)	1,850
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	61	822
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	Argentina	Real estate	35,130	3	8	94
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	(41)	241
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25	(2)	108
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	-	(1)	(34)
Fibesa S.A.	Argentina	Real estate	(i)	2	1	96
Pareto S.A	Argentina	Developer	107,130	-	(7)	46
Associates
TGLT S.A. (6)	Argentina	Real estate	279,502,813	925	(477)	6,295
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	406	1,243	5,717
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	28	(11)	532

(1)
Concession ended on November 18, 2018. As of September 30, 2020, is in liquidation.
(2)
Included in other payables.
(3)
Corresponds to profit for the three-month periods ended September 30, 2020 and 2019, respectively.
(4)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(5)
Nominal value per share ARS 100.
(6)
See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(7)
Includes (ARS 12) of other comprehensive loss.

(i) Corresponds to 2,323,126 share. Nominal value per share ARS 1 with rights to 5 votes.

IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	09.30.20	06.30.20
Beginning of the period / year	30,260	22,336
Irrevocable contributions (Note 23)	9	1,292
Share of profit, net	4,689	6,625
Sale of interest of subsidiaries (ii)	-	(1,501)
Acquisition of interest in associates (iii) (Note 23)	53	2,342
Changes in non-controlling interest (iv)	-	(63)
Other comprehensive loss	(12)	(23)
Dividends distribution	-	(748)
End of the period / year (i)	34,999	30,260

(i)
It includes (ARS 65) and (ARS 85) as of September 30, 2020 and June 30, 2020, respectively, in relation to the equity interest in Fibesa S.A. and Entretenimiento Universal S.A. disclosed under Other liabilities.

(ii)
Corresponds to the sale of La Malteria S.A. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.

(iii)
Corresponds to the acquisition of 22% common shares of Pareto S.A. as of September 30, 2020 and the participation in TGLT S.A. as of June 30, 2020. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.

(iv)
Corresponds to changes in non-controlling interest generated by the share premium of La Arena S.A.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	09.30.20	06.30.20
Fair value at beginning of the period / year	41,531	44,894	6,131	2,046	94,602	66,053
Additions (ii)	42	613	-	29	684	9,393
Disposals (iii)	-	(9,601)	-	-	(9,601)	(1,803)
Transfers	-	-	-	-	-	621
Capitalized lease costs	4	12	-	-	16	18
Depreciation of capitalized lease costs (i)	(1)	(1)	-	-	(2)	(11)
Net gain from fair value adjustment on investment properties	911	6,914	1,731	234	9,790	20,331
Fair value at end of the period / year	42,487	42,831	7,862	2,309	95,489	94,602

(i)
On September 30, 2020 the depreciation charges were included in “Costs” in the amount of ARS 2, in the Statement of Income and Other Comprehensive Income (Note 20).
(ii)
Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(iii)
Disposal of Torre Boston and Bouchard 710 included in Office and Other rental properties. (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements). As of June 30, 2020 includes the barter disposal of "Land Plot 1" of Caballito Ferro Land and the disposal for the sale of two floors of "200 Della Paolera". (See Note 4 to the Annual Consolidated Financial Statements).

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.20	09.30.19
Rentals and services income (Note 19)	598	2,128
Expenses and collective promotion fund (Note 19)	333	798
Rental and services costs (Note 20)	(556)	(1,086)
Net unrealized loss from fair value adjustment on investment properties	9,603	5,448
Net realized gain from fair value adjustment on investment properties (i) (ii)	5,354	-

(i)
As of September 30, 2020 includes ARS 1,792 for the sale of Torre Boston and ARS 3,562 for the sale of Bouchard 710.

(ii)
As of September 30, 2020, ARS 187 corresponds to the result for changes in the fair value realized to the year (ARS 523 for the sale of Torre Boston and (ARS 336) for the sale of Bouchard 710) and ARS 5,167 for the result due to changes in fair value made in previous years (ARS 1,269 for the sale of Torre Boston and ARS 3,898 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2020. There were no changes to the valuation techniques.

IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.20	06.30.20
Costs	420	222	1,383	21	1	2,047	2,105
Accumulated depreciation	(282)	(170)	(1,274)	(21)	-	(1,747)	(1,671)
Net book amount at beginning of the period / year	138	52	109	-	1	300	434
Additions	-	3	2	-	-	5	144
Disposals	-	-	(1)	-	-	(1)	(5)
Transfers	-	-	-	-	-	-	(197)
Depreciation charges (i)	(2)	(3)	(9)	-	-	(14)	(76)
Net book amount at end of the period / year	136	52	101	-	1	290	300
Costs	420	225	1,384	21	1	2,051	2,047
Accumulated depreciation	(284)	(173)	(1,283)	(21)	-	(1,761)	(1,747)
Net book amount at end of the period / year	136	52	101	-	1	290	300

(i)  On September 30, 2020 the depreciation charges were included in “Costs” in the amount of ARS 13 and in “General and administrative expenses” in the amount of ARS 1 in the Statement of Income and Other Comprehensive Income (Note 20).

9.
Trading properties

Changes in the Company’s, trading properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Completed properties	Undeveloped sites	09.30.20	06.30.20
Net book amount the beginning of the period / year	17	100	117	106
Additions	-	-	-	16
Transfers	-	-	-	15
Disposals (i)	-	-	-	(20)
Net book amount the end of the period / year	17	100	117	117
Non current			110	110
Current			7	7
Total			117	117

(i)
 Barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020)

10.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Software	Right to receive units (ii)	Others	09.30.20	06.30.20
Costs	427	750	68	1,245	616
Accumulated amortization	(292)	-	(68)	(360)	(216)
Net book amount at beginning of the period / year	135	750	-	885	400
Additions	4	-	-	4	703
Disposals	-	-	-	-	(5)
Transfers	-	-	-	-	(69)
Amortization charges (i)	(23)	-	-	(23)	(144)
Net book amount at end of the period / year	116	750	-	866	885
Costs	431	750	68	1,249	1,245
Accumulated amortization	(315)	-	(68)	(383)	(360)
Net book amount at end of the period / year	116	750	-	866	885

(i) On September 30, 2020 the amortization charges were included in “Costs” in the amount of ARS 1 and in “General and administrative expenses” in the amount of ARS 22 in the Statement of Income and Other Comprehensive Income (Note 20).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

11.
Rights of use assets

	09.30.20	06.30.20
Shopping malls (Note 23)	714	779
Machinery and equipment	10	13
Others	12	-
Total rights of use	736	792
Non-current	736	792
Total	736	792

	09.30.20	09.30.19
Shopping malls	65	51
Machinery and equipment	3	2
Others	11	-
Total depreciation of rights of use (i)	79	53

(i)
On September 30, 2020 the depreciation charges were included in “Costs”in the amount of ARS 67 and in “General and administrative expenses” in the amount of ARS 12 in the Statement of Income and Other Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Separate Annual Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of September 30, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
September 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	11,623	-	-	11,623	1,308	12,931
Investments in financial assets:
- Investment in equity public companies´ securities	-	81	-	81	-	81
- Bonds	-	5,334	-	5,334	-	5,334
- Mutual funds	-	27	-	27	-	27
Derivative financial instruments
- Foreign - currency future contracts	-	-	5	5	-	5
Cash and cash equivalents:
- Cash at banks and on hand	40	-	-	40	-	40
- Short- term investments	-	1	-	1	-	1
Total	11,663	5,443	5	17,111	1,308	18,419

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	1,037	3,610	4,647
Borrowings (Note 16)	32,898	-	32,898
Total	33,935	3,610	37,545

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	7,809	-	-	7,809	1,088	8,897
Investments in financial assets:
- Investment in equity public companies´ securities	-	75	-	75	-	75
- Bonds	-	4,794	-	4,794	-	4,794
- Mutual funds	-	66	-	66	-	66
Derivative financial instruments
- Foreign - currency future contracts	-	-	7	7	-	7
Cash and cash equivalents:
- Cash at banks and on hand	267	-	-	267	-	267
- Short- term investments	69	1,705	-	1,774	-	1,774
Total	8,145	6,640	7	14,792	1,088	15,880

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	891	3,364	4,255
Derivative financial instruments	23	-	23
Borrowings (Note 16)	40,025	-	40,025
Total	40,939	3,364	44,303

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IFRS 16 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 instruments, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of September 30, 2020 and June 30, 2020:

	09.30.20	06.30.20
Lease and services receivables	860	1,057
Post-dated checks	375	278
Averaging of scheduled rent escalation	254	311
Debtors under legal proceedings	319	361
Property sales receivables	18	18
Consumer financing receivables	16	18
Less: allowance for doubtful accounts	(552)	(564)
Total trade receivables	1,290	1,479
Advance payments	432	445
Prepayments	383	226
Other tax receivables	239	106
Loans	78	84
Expenses to be recovered	34	35
Others	18	23
Total other receivables	1,184	919
Related parties (Note 23)	9,905	5,935
Total current trade and other receivables	12,379	8,333
Non-current	9,275	5,034
Current	3,104	3,299
Total	12,379	8,333

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	09.30.20	06.30.20
Beginning of the period / year	564	329
Additions (Note 20)	95	287
Unused amounts reversed (Note 20)	(59)	(10)
Inflation adjustment	(48)	(42)
End of the period / year	552	564

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2020 and 2019:

	Note	09.30.20	09.30.19
Net profit for the period		12,349	2,738
Adjustments:
Income tax	18	2,552	(310)
Amortization and depreciation	20	118	109
Net gain from fair value adjustments of investment properties	7	(9,790)	(5,448)
Directors’ fees provision		256	99
Averaging of schedule rent escalation	19	36	(26)
Financial results, net		(4,689)	7,220
Provisions and allowances	13 and 17	55	41
Share of profit of associates and joint ventures	6	(4,689)	(2,696)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(3)	(6)
Changes in operating assets and liabilities:
Decrease in inventories		1	2
Acquisition of trading properties		-	(8)
Decrease in trade and other receivables		39	574
Increase / (decrease) in trade and other payables		161	(341)
Decrease in payroll and social security liabilities		(69)	(153)
Uses of provisions and inflation adjustment	17	(10)	(1)
Net cash (used in) / generated from operating activities before income tax paid		(3,683)	1,794

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2020 and 2019:

Non-cash transactions	09.30.20	09.30.19
Currency translation adjustment	12	-
Increase in financial assets through an increase in borrowings	18	-
Decrease in financial assets through a decrease in trade and other payables	17	-
Increase in rights of use assets through a decrease in leases liabilities	24	-
Increase in investment in financial assets through a decrease in trade and other receivables	365	-
Increase in trade and other receivables through a decrease in investment in financial assets	4,125	-
Increase in trade and other payables through an increase in rights of use assets	-	6
Increase in rights of use assets through a decrease in trade and other receivables	-	988

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of September 30, 2020 and June 30, 2020:

	09.30.20	06.30.20
Admission rights	867	1,007
Rent and service payments received in advance	876	980
Trade payables	339	255
Accrued invoices	125	201
Tenant deposits	63	85
Payments received in advance	37	24
Total trade payables	2,307	2,552
Tax payables	158	114
Other income to be accrued	40	41
Other payables	7	8
Tax payment plans	6	6
Total other payables	211	169
Related parties (Note 23)	2,129	1,534
Total trade and other payables	4,647	4,255
Non-current	1,198	1,044
Current	3,449	3,211
Total	4,647	4,255

16.
Borrowings

The following table shows the Company’s borrowings as of September 30, 2020 and June 30, 2020:

	Book Value at 09.30.20	Book Value at 06.30.20	Fair Value at 09.30.20	Fair Value at 06.30.20
Non-Convertible notes	27,295	37,642	19,909	28,098
Bank loans	162	361	162	361
Related parties (Note 23)	18	543	18	451
Bank overdrafts	5,423	1,479	5,423	1,479
Total borrowings	32,898	40,025	25,512	30,389
Non-current	27,248	27,133
Current	5,650	12,892
Total	32,898	40,025

17.
Provisions

               The following table shows the movements in the Company’s provisions as of September 30, 2020 and June 30, 2020:

	09.30.20	06.30.20
Balances at the beginning of the period / year	99	98
Increases (Note 21)	19	82
Recovery (Note 21)	-	(37)
Used during the period / year	(3)	(8)
Inflation adjustment	(7)	(36)
Balances at the end of the period / year	108	99
Non-current	73	63
Current	35	36
Total	108	99

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	09.30.20	09.30.19
Deferred income tax	(2,552)	310
Income tax	(2,552)	310

Changes in the deferred tax account are as follows:

	09.30.20	06.30.20
Beginning of the period / year	(20,754)	(15,662)
Income tax	(2,552)	(4,994)
Appraisal surplus reserve	-	(98)
End of the period / year	(23,306)	(20,754)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the three-month periods ended September 30, 2020 and 2019:

	09.30.20	09.30.19
Profit for period before income tax at the prevailing tax rate	(4,470)	(728)
Tax effects of:
Rate change	892	823
Share of profit of subsidiaries, associates and joint ventures	1,407	809
Tax inflation adjustment	(524)	(541)
Inflation adjustment	36	(56)
Non-taxable profit, non-deductible expenses and others	97	3
Result by rate transparency	10	-
Income tax	(2,552)	310

19.
Revenue

	09.30.20	09.30.19
Base rent	413	1,292
Admission rights	135	237
Contingent rent	58	454
Property management fees	22	29
Others	4	17
Parking fees	2	73
Averaging of scheduled rent escalation	(36)	26
Rentals and services income	598	2,128
Sale of trading properties	2	-
Gain from disposal of trading properties	2	-
Total revenues from sales, rentals and services	600	2,128
Expenses and collective promotion fund	333	798
Total revenues from expenses and collective promotion funds	333	798
Total revenues	933	2,926

IRSA Propiedades Comerciales S.A.

20.            Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	09.30.20	09.30.19
Salaries, social security costs and other personnel administrative expenses (1)	231	89	14	334	486
Taxes, rates and contributions	40	1	221	262	184
Directors' fees	-	256	-	256	99
Maintenance, security, cleaning, repairs and other	167	18	-	185	350
Fees and payments for services	7	25	118	150	38
Amortization and depreciation	81	37	-	118	109
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	36	36	25
Leases and expenses	21	8	-	29	105
Advertising and other selling expenses	19	-	1	20	145
Traveling, transportation and stationery	2	1	-	3	5
Other expenses	2	-	-	2	12
Total expenses by nature 09.30.20	570	435	390	1,395	-
Total expenses by nature 09.30.19	1,099	320	139	-	1,558

(1)
For the three-month period ended September 30, 2020, includes ARS 265 of Salaries, Bonuses and Social Security and ARS 69 of other concepts. For the three-month period ended September 30, 2019, includes ARS 435 of Salaries, Bonuses and Social Security and ARS 51 of other concepts.
(2)
For the three-month period ended September 30, 2020, includes ARS 556 of Rental and services costs and ARS 14 of Cost of sales and developments. For the three-month period ended September 30, 2019, includes ARS 1,086 of Rental and services costs and ARS 13 of Cost of sales and developments.

21.
Other operating results, net

	09.30.20	09.30.19
Management fees	16	11
Interest generated by operating credits	9	21
Others	2	(3)
Loss for sale of subsidiaries, associates and joint ventures	-	(8)
Donations	(7)	(23)
Lawsuits (Note 17)	(19)	(16)
Total other operating results, net	1	(18)

22.
Financial results, net

	09.30.20	09.30.19
- Interest income	421	41
Finance income	421	41
- Interest expense	(959)	(808)
- Other finance costs	(132)	(62)
Finance costs	(1,091)	(870)
- Foreign exchange, net	(52)	(6,190)
- Fair value gains / (loss) of financial assets and liabilities at Fair value through profit or loss	1,464	(261)
- (Loss) / Gain from derivative financial instruments	(169)	259
- (Loss) / Gain for repurchase of non-convertible notes	(4)	6
Other financial results	1,239	(6,186)
- Inflation adjustment	314	(51)
Total financial results, net	883	(7,066)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	09.30.20	06.30.20
Trade and other receivables	9,905	5,935
Rights of use assets	714	779
Investments in financial assets	5,270	4,728
Trade and other payables	(2,129)	(1,534)
Borrowings	(18)	(543)
Leases liabilities	(24)	-
Total	13,718	9,365

Related parties	09.30.20	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	3,930	3,064	Non-convertible notes
	6,887	2,813	Loans granted
	152	152	Other receivables
	70	61	Corporate services
	12	13	Equity incentive plan
	2	-	Lease collections
	11	11	Leases and/or rights to use space
	1	1	Commissions
	5	10	Reimbursement of expenses receivable
	(1,626)	(1,192)	Received advances
Total direct parent company	9,444	4,933
Cresud S.A.CI.F. y A.	1,340	1,664	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	-	2	Leases and/or rights to use space
	-	(1)	Reimbursement of expenses payable
	(188)	(195)	Corporate services to pay
Total direct parent company of IRSA	1,149	1,467
Torodur S.A.	16	204	Loans granted
	-	(543)	Non-convertible notes
Panamerican Mall S.A.	156	-	Loans granted
	11	27	Reimbursement of expenses receivable
	-	154	Other receivables
	2	11	Management fee receivable
	(3)	(3)	Lease collections to pay
	(1)	(2)	Leases and/or rights to use space to pay
Arcos del Gourmet S.A.	106	110	Loans granted
	20	23	Reimbursement of expenses receivable
	12	13	Management fee
	-	1	Lease collections
	17	19	Other receivables
	(1)	-	Leases and/or rights to use space to pay
Fibesa S.A.	7	7	Others
	-	2	Leases and/or rights to use space
	-	1	Management fee
	(18)	-	Loans granted
	(1)	-	Lease collections to pay
Shopping Neuquen S.A.	714	779	Rights of use assets
	135	134	Loans granted
	28	31	Reimbursement of expenses receivable
Ogden Argentina S.A	257	253	Loans granted
Boulevard Norte S.A.	(3)	(3)	Reimbursement of expenses payable
Entretenimiento Universal S.A.	34	34	Loans granted
Centro de Entretenimiento La Plata S.A.	1	9	Reimbursement of expenses receivable
Pareto S.A.	3	2	Other receivables
La Arena S.A.	2	3	Reimbursement of expenses receivable
Total subsidiaries of IRSA Propiedades Comerciales S.A	1,494	1,266

IRSA Propiedades Comerciales S.A.

Related parties	09.30.20	06.30.20	Description of transaction
Nuevo Puerto Santa Fe S.A.	7	9	Management fee
	2	-	Reimbursement of expenses
	(1)	(1)	Leases and/or rights to use space to pay
Quality S.A.	-	1	Management fee
	5	1	Reimbursement of expenses
	(24)	-	Leases liabilities
TGLT SA	10	9	Other receivables
Total associates and joint ventures	(1)	19
Directors	(298)	(131)	Fees
Total Directors	(298)	(131)
IRSA International LLC	307	290	Loans granted
Tyrus S.A.	1,598	1,499	Loans granted
Banco Hipotecario S.A.	5	5	Leases and/or rights to use space
Fundación Museo de los Niños	7	6	Reimbursement of expenses
La Rural S.A.	7	6	Leases and/or rights to use space
Others related parties	5	3	Leases and/or rights to use space
	2	2	Reimbursement of expenses
	-	(1)	Reimbursement of expenses to pay
	(1)	-	Leases and/or rights to use space to pay
	(1)	(1)	Dividends
	(1)	-	Other payables
	3	3	Other receivables
	(1)	(1)	Legal services
Total others	1,930	1,811
Total	13,718	9,365

The following is a summary of the results with related parties:

Related parties	09.30.20	09.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	4	19	Corporate services
	937	265	Financial operations
	2	(1)	Leases and/or rights to use space
Total direct parent company	943	283
Cresud S.A.CI.F. y A.	178	95	Financial operations
	2	2	Leases and/or rights to use space
	(102)	(115)	Corporate services
Total direct parent company of IRSA	78	(18)
Arcos del Gourmet S.A.	7	-	Fees
	-	1	Financial operations
	(1)	(61)	Leases and/or rights to use space
Fibesa S.A.	(1)	3	Leases and/or rights to use space
	1	1	Fees
Torodur S.A.	51	-	Financial operations
Shopping Neuquen S.A.	(65)	(51)	Leases and/or rights to use space
	-	1	Financial operations
Ogden Argentina S.A	4	54	Financial operations
Panamerican Mall S.A.	9	-	Financial operations
	-	(3)	Leases and/or rights to use space
	6	12	Fees
La Arena S.A.	-	(7)	Fees
Entretenimiento Universal S.A.	1	7	Financial operations
Total subsidiaries	12	(43)
Nuevo Puerto Santa Fe S.A.	1	3	Fees
	-	(1)	Leases and/or rights to use space
Quality Invest S.A.	(8)	-	Financial operations
Total associates and joint ventures	(7)	2
Directors	(256)	(99)	Fees
Senior Managment	(10)	(14)	Fees
Total directors	(266)	(113)
IRSA International LLC	15	5	Financial operations
Tyrus S.A	98	-	Financial operations
Banco de Crédito y Securitización	14	13	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(4)	(8)	Fees
Others	(2)	(1)	Financial operations
	9	9	Leases and/or rights to use space
	-	1	Fees
Total others	130	19
Total	890	130

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	09.30.20	09.30.19	Description of transaction
Quality Invest S.A.	9	17	Irrevocable contributions granted
Total irrevocable contributions to joint ventures	9	17
Pareto S.A.	53	-	Share acquisition
Total share acquisition	53	-

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Investment in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.20	06.30.20
Assets
Trade and other receivables
US Dollar	5.74	75.98	436	529
Euro	0.18	88.97	16	18
Trade and other receivables with related parties
US Dollar	72.46	76.18	5,520	5,269
Total trade and other receivables			5,972	5,816
Investments in financial assets
US Dollar	0.83	75.98	63	64
Investment in financial assets with related parties
US Dollar	69.18	76.18	5,270	4,615
Total investments in financial assets			5,333	4,679
Cash and cash equivalents
US Dollar	0.21	75.98	16	266
Total cash and cash equivalents			16	266
Total Assets			11,321	10,761
Liabilities
Trade and other payables
US Dollar	2.74	76.18	209	229
Euro	0.10	89.39	9	-
Trade and other payables with related parties
US Dollar	0.05	76.18	4	4
Total trade and other payables			222	233
Borrowings
US Dollar	358.83	76.18	27,336	37,681
Borrowings from related parties
US Dollar	-	76.18	-	543
Total borrowings			27,336	38,224
Leases liabilities
US Dollar	0.05	76.18	4	7
Leases liabilities with related parties
US Dollar	0.32	76.18	24	-
Total Leases liabilities			28	7
Total Liabilities			27,586	38,464

(1)
Considering foreign currencies those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate of the Argentine Peso as of September 30, 2020, according to Banco Nación Argentina.

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.
 Subsequent events

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the Financial Statements, which affect their comparison with Financial Statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
					Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
			Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	162	-	8	1,490	376	625	451	9,195	22	22	28	12,379
	Total	162	-	8	1,490	376	625	451	9,195	22	22	28	12,379
Liabilities	Trade and other payables	387	-	-	2,714	155	102	91	902	94	47	155	4,647
	Leases liabilities	12	-	2	3	3	3	5	-	-	-	-	28
	Borrowings	-	-	-	5,632	-	-	18	-	27,248	-	-	32,898
	Deferred income tax liabilities	-	-	23,306	-	-	-	-	-	-	-	-	23,306
	Payroll and social security liabilities	-	-	-	83	-	-	14	-	-	-	-	97
	Provisions	-	35	73	-	-	-	-	-	-	-	-	108
	Total	399	35	23,381	8,432	158	105	128	902	27,342	47	155	61,084

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	2,013	1,091	3,104	4,394	4,881	9,275	6,407	5,972	12,379
	Total	2,013	1,091	3,104	4,394	4,881	9,275	6,407	5,972	12,379
Liabilities	Trade and other payables	3,234	216	3,450	1,191	6	1,197	4,425	222	4,647
	Leases liabilities	-	26	26	-	2	2	-	28	28
	Borrowings	5,601	49	5,650	(39)	27,287	27,248	5,562	27,336	32,898
	Deferred income tax liabilities	-	-	-	23,306	-	23,306	23,306	-	23,306
	Payroll and social security liabilities	97	-	97	-	-	-	97	-	97
	Provisions	35	-	35	73	-	73	108	-	108
	Total	8,967	291	9,258	24,531	27,295	51,826	33,498	27,586	61,084

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2020, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current
		Accruing interest				Accruing interest				Accruing interest
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate	Non-Accruing interest	Total
Receivables	Trade and other receivables	657	-	2,447	3,104	8,839	-	437	9,276	9,495	-	2,884	12,379
	Total	657	-	2,447	3,104	8,839	-	437	9,276	9,495	-	2,884	12,379
	Trade and other payables	1	-	3,448	3,449	4	-	1,193	1,197	6	-	4,641	4,647
	Leases liabilities	-	-	26	26	-	-	2	2	-	-	28	28
	Borrowings	208	5,315	126	5,649	27,248	-	-	27,248	27,457	5,315	126	32,898
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	23,306	23,306	-	-	23,306	23,306
	Payroll and social security liabilities	-	-	97	97	-	-	-	-	-	-	97	97
	Provisions	-	-	35	35	-	-	73	73	-	-	108	108
	Total	209	5,315	3,732	9,256	27,252	-	24,574	51,826	27,463	5,315	28,306	61,084

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 23.

6.
Borrowings to directors.

See Note 23.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Financial Statements.

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values
Real Estate	in USD	in ARS	Risk covered
Abasto - Shopping mall and offices	154	7,690	Fire, all risk and loss of profit
Alto Palermo	80	8,878	Fire, all risk and loss of profit
Mendoza Plaza	66	2,084	Fire, all risk and loss of profit
Paseo Alcorta	66	4,413	Fire, all risk and loss of profit
Alto Avellaneda	64	5,045	Fire, all risk and loss of profit
Alto Rosario	59	4,422	Fire, all risk and loss of profit
Patio Bullrich	35	2,513	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	42	1,363	Fire, all risk and loss of profit
Alto Noa	31	1,245	Fire, all risk and loss of profit
Soleil Premium Outlet	32	1,998	Fire, all risk and loss of profit
República building	52	9,656	Fire, all risk and loss of profit
Intercontinental building	7	1,221	Fire, all risk and loss of profit
Bouchard 710	36	6,802	Fire, all risk and loss of profit
Suipacha 664	16	1,612	Fire, all risk and loss of profit
Della Paolera 265	106	7,151	Fire, all risk and loss of profit
Alto Comahue	46	1,359	Fire, all risk and loss of profit
Distrito Arcos	47	2,122	Fire, all risk and loss of profit
Dot Baires Shopping	147	5,640	Fire, all risk and loss of profit
Edificio Dot	22	4,549	Fire, all risk and loss of profit
Building annexed to DOT	15	1,858	Fire, all risk and loss of profit
Anchorena 665	4	161	Fire, all risk and loss of profit
Caballito warehouse	2	-	Fire, all risk and loss of profit
Zelaya 3102	1	46	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	47	13,278	Fire, all risk and loss of profit
SUBTOTAL	1,177	95,106
Unique policy	177	-	Third party liability

              The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the Financial Statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

See Note 17 to the Unaudited Condensed Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City of Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2020, and the unaudited condensed interim separate statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for three-month period ended September 30, 2020 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2020 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income and other comprehensive income and separate statement of cash flow of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the Genera Journal Book of the accounting entries corresponding to the month of September 2020.

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of September 30, 2020, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to ARS 30,053,105 which was no claimable at that date.

Autonomous City of Buenos Aires, November 17, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

Free translation from the original prepared in Spanish for publication in Argentina

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

I. Brief comment on the Group’s activities during the period. including references to significant events occurred after the end of the period.

Economic context where the Group operates

            The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, and regulatory, social, and political conditions, both nationally and internationally.

            The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic events both locally and internationally.

            In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

            On March 3, 2020, the first case of COVID-19 was registered in the country and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentine government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

            This series of measures affected a large part of Argentine companies, which experienced a fall in their income and a deterioration in the payment cycle.. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID- 19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

            After several negotiations between the Argentine government and the bondholders, the Argentine government announced a principle of agreement with the main groups of private holders in order to avoid default. On August 28, 2020, the government reported that the holders of 93.55% of the total outstanding principal amount of all the bonds accepted the debt swap, and on August 31, 2020, the Argentine government obtained the required consents to swap and / or modify 99.01% of the total outstanding principal amount of all series of eligible bonds. As of the date of issuance of these financial statements, the new bonds are already trading on the market.

            In turn, the government is challenged to achieve a successful debt renegotiation with the IMF. If Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy, in the medium and long term. On the contrary, the lack of an agreement with external private holders could lead to a default of the Argentine sovereign debt and, consequently, this situation could generate limitations to the companies' ability to access new financing.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

       At a local level, the following circumstances were observed:


In August 2020, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (11.6)% compared to the same month of 2019, and 1.1% compared to the previous month.


The survey on market expectations prepared by the Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound, reaching an economic growth of 4.5%.


The interannual inflation as of September 30, 2020 reached 36.6%.

            In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% against the US dollar according to the average wholesale exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of September 30, 2020 there is an exchange gap of approximately 82% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank . Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign currency necessary to meet its financial obligations.

COVID-19 pandemic

        As described above, the COVID-19 pandemic is adversely impacting both global and Argentine economy, and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these Financial Statements are established below:


As a consequence of the social, preventive and mandatory isolation, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. As of October 31, 2020, all the Group’s shopping malls were open operating under strict protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

             Given the closure of the shopping malls, the Group has decided to condone the billing and collection of Base Rent until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the last quarter of the previous year. Additionally, the charge for doubtful accounts in the first quarter of fiscal year 2021 is ARS 40 million compared to ARS 37 million in the same period of previous fiscal year.


In relation to the offices business, although most of the tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.


La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All scheduled conferences were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

        In September 2020, IRSA Propiedades Comerciales cancelled its Class IV Notes for a nominal value of USD 140 million.

               IRSA Propiedades Comerciales has a cash and equivalents position (including current financial investments) as of September 30, 2020 of approximately USD 134.7 million after the end of the fiscal year, it has sold office assets for the sum of USD 42.0 million (see Section IX Material and Subsequent Events). On the other hand, it does not have short-term debt maturities, except for bank debt for USD 72.7 million.

                The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted . However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s capacity to meet its financial commitments for the next twelve months.

                The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's business.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

Consolidated Results in current currency

(In ARS million)	IQ 21	IQ 20	YoY Var
Income from sales. leases and services(1)	895	2,784	-67.9%
Net gain from fair value adjustment on investment properties	16,266	8,583	89.5%
Net realized Result from changes in the fair value of investment properties(4)	5,354	-	-
Profit from operations	16,025	10,524	52.3%
Depreciation and amortization	71	71	-
Consolidated EBITDA(2)	18,155	4,628	292.3%
Consolidated Adjusted EBITDA(2)	5,184	2,012	157.7%
Consolidated NOI(3)	5,668	2,406	135.6%
Result for the period	13,298	3,089	330.5%
(1) Does not include Incomes from Expenses and Promotion Funds
(2) See Point XIV: EBITDA Reconciliation
(3) See Point XV: NOI Reconciliation
(4) As of September 30, 2020, ARS 187 million correspond to the result for changes in the fair value realized for the fiscal year (ARS 523 million for the sale of Torre Boston and negative ARS 336 million for the sale of Bouchard 710) and ARS 5,167 for the result from changes in fair value realized in previous years (ARS 1,269 for the sale of Torre Boston and ARS 3,898 for the sale of Bouchard 710).

Company’s income decreased by 67.9% during the first quarter of fiscal year 2021 compared to the same period of 2020 mainly due to the impact of COVID-19 pandemic in the Shopping Malls segment that straightly affected operations, while adjusted EBITDA increased 157.7% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 5,091 million, compared to a negative adjusted EBITDA of ARS 40 million in the same period of fiscal year 2020, due to the impact of Bouchard 710 and Boston Tower’s office sales. Rental segments Adjusted EBITDA reached ARS 231 million, negative ARS 150 million from the Shopping Malls segment and ARS 381 million from the Offices segment, which represents a decrease of 89% compared to the same period of previous fiscal year.

Net result for the first quarter of fiscal year 2021 registered a gain of ARS 13,298 million compared to ARS 3,089 million in the same period of 2020, which implies an increase of 330.5%. This significant increase is explained by changes in the fair value of investment properties partially offset by the decreased in Shopping Malls segment revenues.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IQ 21	IVQ 20	IIIQ 20	IIQ 20	IQ 20
Gross leasable area (sqm)	333,345	333,062	332,642	332,812	332,277
Tenants’ sales (3 months cumulative in current currency)	5,174	1,686	18,381	30,140	25,113
Occupancy	92.8%	93.2%	94.8%	95.0%	94.3%

During the first quarter of fiscal year 2020, our tenants’ sales reached ARS 5,174 million, 79.4% lower, in real terms, than the same period of 2020. Compared to the immediately previous quarter (IVQ20), there is an increase of 207% in real terms due to the reopening of some of the company's shopping centers that were operating as of September 30, 2020. These reopening began in the interior of the country during the months of May, June and July 2020. In August, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and after the end of the quarter, In October 2020, the Group's shopping centers opened in the City and Greater Buenos Aires. As of October 31, 2020, all Group's shopping centers were open, operating with rigorous protocols.

Our portfolio’s leasable area totaled 333,345 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained at approximately 92.8%.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Income from sales. rentals and services	367	2,085	-82.4%
Net gain from fair value adjustment of investment properties	1,178	601	96.0%
Profit from operations	986	2,082	-52.6%
Depreciation and amortization	42	37	13.5%
EBITDA(1)	1,028	2,119	-51.5%
Adjusted EBITDA(1)	-150	1,518	-109,9%
NOI(2)	202	1,802	-88.8%
(1) See Section XIV: EBITDA Reconciliation
(2) See Section XV: NOI Reconciliation

Income from this segment decreased 82.4% during the first quarter of fiscal year 2021, compared with same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020, date from which all the company’s shopping malls are operational.

The Adjusted EBITDA was a negative balance of ARS 150 million, 109.9% below the same period in fiscal year 2019 as a direct consequence of the impact of the pandemic COVID-19 to the operations.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	94,5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,761	163	94,6%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,801	126	96,2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97,4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	89,7%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	164	71.7%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	95,9%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100,0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99,6%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,682	140	98,3%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,123	127	96,0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	98,1%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	97,4%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	93,9%	99.95%
Patio Olmos(5)	Sep-07	Córdoba
Total			333,345	1,557	92.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by gross leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) IRSA Propiedades Comerciales owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

Cumulative tenants’ sales as of September 30

(per Shopping Mall in millions of ARS)	IQ 21	IQ 20	YoY Var
Alto Palermo	127	3,116	-95.9%
Abasto Shopping	94	3,231	-97.1%
Alto Avellaneda	92	2,829	-96.7%
Alcorta Shopping	17	1,765	-99.0%
Patio Bullrich	168	1,193	-85.9%
Dot Baires Shopping	83	2,390	-96.5%
Soleil	184	1,377	-86.6%
Distrito Arcos	500	1,491	-66.5%
Alto Noa Shopping	653	1,099	-40.6%
Alto Rosario Shopping	1,230	2,509	-51.0%
Mendoza Plaza Shopping	1,226	1,971	-37.8%
Córdoba Shopping	506	771	-34.4%
La Ribera Shopping(2)	142	572	-75.2%
Alto Comahue	152	799	-81.0%
Total	5,174	25,113	-79.4%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in millions of ARS)	IQ 21	IQ 20	YoY Var
Anchor Store	381	1,327	-71.3%
Clothes and Footwear	2,477	13,575	-81.8%
Entertainment	-	1,047	-100.0%
Home	143	493	-71.0%
Restaurant	452	3,065	-85.3%
Miscellaneous	939	3,140	-70.1%
Services	23	296	-92.2%
Electronic appliances	759	2,170	-65.0%
Total	5,174	25,113	-79.4%

Revenues from cumulative leases as of September 30

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Base Rent (1)	65	1,045	-93.8%
Percentage Contingent Rent	63	499	-87.4%
Total Rent	128	1,544	-91.7%
Revenues from non-traditional advertising	33	56	-41.1%
Admission rights	146	263	-44.5%
Fees	25	29	-13.8%
Parking	3	122	-97.5%
Commissions	29	56	-48.2%
Others	3	15	-80.0%
Subtotal (2)	367	2,085	-82.4%
Expenses and Collective Promotion Funds	354	844	-58.1%
Total	721	2,929	-75.4%
(1) Includes Revenues from stands for ARS 43.8 million cumulative as of September 2020
(2) Does not include Patio Olmos.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

III. Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID-19 brought with it a combination of lower demand, increased vacancy that reached 11.3%, 1.1 bps higher than previous quarter, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires, which went from USD 26.3 to USD 26.0 for this quarter.

Offices’ Operating Indicators

	IQ 21	IVQ 20	IIIQ 20	IIQ 20	IQ 20
Gross Leasable area	93,144	115,640	115,640	115,640	115,640
Total Occupancy	83.7%	86.1%	87.0%	88.7%	88.1%
Class A+ & A Occupancy	91.6%	93.0%	93.9%	97.1%	96.6%
Class B Occupancy	53.6%	52.4%	53.2%	47.5%	46.2%
Rent USD/sqm	26.0	26.6	26.6	26.9	26.6

Gross leasable area was 93,144 sqm as of the three-month period of fiscal year 2021, highly decreased compared to the same period of previous year due to the sale of Bouchard Building and six floors sales of the Boston Tower.

Portfolio average occupancy decreased compared to previous quarters reaching 83.7%, mainly due to a higher vacancy in our premium portfolio (class A+&A), mainly motivated by the sale of 100% occupied Boston Tower floors. Category B offices increased 1.2 bps their occupancy. The average rental price reached USD 26.0 per sqm, slightly below previous quarters.

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues from sales, rentals and services	532	687	-22.6%
Net gain from fair value adjustment of investment properties.	12,598	6,616	90.4%
Profit from operations	12,966	7,194	80.2%
Depreciation and amortization	13	7	85.7%
EBITDA(1)	12,979	7,201	80.2%
Adjusted EBITDA (1)	381	585	-34.9%
NOI(2)	468	637	-26.5%
(1) See Section XIV: EBITDA Reconciliation
(2) See Section XV: NOI Reconciliation

In real terms, during first quarter of fiscal year 2021, revenues from the offices segment decreased by 22.6% compared to the same period of 2020. Excluding revenues generated during this quarter by the sqm sold in Bouchard 710 and Boston Tower office buildings, the decrease in revenues would have been 14%.

Adjusted EBITDA from this segment decreased 34.9% compared to the same period of the previous year due to the decrease in revenues related to the sale of offices floors, decrease in occupancy, and increase in bonuses. Adjusted EBITDA margin was 71.6%, 13.5 bps lower than the same period of previous year.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

Below is information of our office segment and other rental properties as of September 30, 2020.

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA Propiedades Comerciales's Actual Interest	IQ 21 - Rental revenues (ARS thousand)
AAA & A Offices
Republica Building	Dec-14	19,885	86.9%	100%	115,706
Boston Tower	Dec-14	7,383	85.6%	100%	71,721
Intercontinental Plaza(3)	Dec-14	2,979	100.0%	100%	31,654
Bouchard 710	Dec-14	-	-	100%	31,066
Dot Building	Nov-06	11,242	84.9%	80%	55,714
Zetta	May-19	32,173	97.5%	80%	188,072
Total AAA & A Offices		73,662	91.6%		493,933

B Offices
Philips	Jun-17	8,017	85.8%	100%	8,574
Suipacha 652/64	Dec-14	11,465	31.2%	100%	27,684
Total B Offices		19,482	53.6%		36,258
Subtotal Offices		93,144	83.7%		530,191

Other rental properties(4)					1,415
Total Offices and other rental properties		93,144	83.7%		531,606
(1) Corresponds to the total gross leasable area of each property as of September 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross rental area.
(5) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through our investments in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
in millions of ARS	IQ 21	IQ 20	YoY Var	IQ 21	IQ 20	YoY Var
Revenues	2	2	-	2	35	-94.3%
Net gain from fair value adjustment of investment properties.	3,309	1,804	83.4%	18	111	-83.8%
Net realized Result from changes in the fair value of investment properties	5,354	-	100.0%	-	-	-
Profit / (loss) from operations	2,971	1,761	68.7%	-23	70	-132.9%
Depreciation and amortization	3	3	-	13	9	44.4%
EBITDA(1)	2,974	1,764	68.6%	-33	79	-141.8%
Adjusted EBITDA(1)	5,019	-40	-	-28	-32	-12.5%
NOI(2)	5,055	-13	-	-10	10	-200.0%
(1) See Section XIV: EBITDA Reconciliation
(2) See Section XV: NOI Reconciliation

Revenues from “Sales and Developments” segment remained constant in real terms during the first quarter of fiscal year 2021 while revenues from the "Others" segment were decreased due to the cancellation of congresses, exhibitions and events in the context of pandemic.

Adjusted EBITDA of this segment was ARS 5,019 million mainly explained by the impact of the realized fair value of Bouchard 710 and Boston Tower sqm sales, while adjusted EBITDA for Others segment was negative ARS 28 million.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

	Investment Properties Sales
Office Buildings	Date	Floors	GLA	Price (USD MM)	Price sqm (USD)
Bouchard 710 – Total	Jul-2020	12	15,014	87.2	5,827
Boston Tower – Partial	Jul & Aug-2020	6	7,482	41.4	5,530
Sales IQ21			22,496	128.6
Boston Tower - Remaining	Nov-2020	7	7,158	42.0(1)	5,710
Subsequent Sales			7,158	42.0
(1) Includes the value of a retail store for USD 1.1 million.

V. CAPEX

The works that the company had in progress before the emergence of COVID-19 have been suspended due to the interruption of construction activity in the city of Buenos Aires on March 20. To date, the works were resumed completely, operating with all the protocols in force.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 28,051 square meters consisting of 24 floors and 256 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of today, work progress is 97%.

Alto Palermo Expansion

We continue to work on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of today is 66% and construction works are expected to be finished by June 2021.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the first quarter ended September 30, 2020

Item (stated in millions of ARS)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of (profit) / loss of joint ventures (1)	Income Statement
Revenues	903	406	-8	1,301
Costs	-209	-458	12	-655
Gross profit	694	-52	4	646
Net income from changes in the fair value of investment property	17,103	-	-837	16,266
General and administrative expenses	-465	-	1	-464
Selling expenses	-404	-	1	-403
Other operating results, net	-28	8	-	-20
Profit from operations	16,900	-44	-831	16,025
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

VII. Consolidated Financial Debt

Below is a detail of IRSA Propiedades Comerciales S.A.’s debt as of September 30, 2020:

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank loans and overdrafts	ARS	72.7	-	< 360 days
PAMSA loan	USD	27.0	Fixed	Feb-23
IRSA Propiedades Comerciales Notes Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	459.7
Cash & Cash Equivalents + Investments (2)	USD	134.7
Intercompany Credit	USD	104.5
IRSA CP’s Net Debt	USD	220.5
(1)  Principal amount at an exchange rate of ARS/USD 76.18, without considering accrued interest or eliminations of balances with subsidiaries.
(2)  Includes Cash and cash equivalents and Investments in Current Financial Assets (includes related companies notes holding)

On September 14, 2020, the entire capital amount of the Class IV Notes was paid for a total of USD 140 million and the interest accumulated.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net realized profits for each fiscal year are allocated as follows:

●
5% of net profits is allocated to our legal reserve, until such reserve equals to 20% of our Share Capital;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Dividend paid stated in terms of the measuring unit current as of September 30, 2020	Dividend per share paid stated in terms of the measuring unit current as of September 30, 2020	Dividend paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting
	(in thousands of ARS)	(ARS)	(in thousands of ARS)	(ARS)
2018	1,974,829	15,6715	680,000	5.3962
2019	1,084,675	8,6076	545,000	4.3249
2020	786,975	6,2452	595,000	4.7217

In accordance with the resolution of the Shareholders Meeting held on October 26 and the Board of Directors meeting dated November 13, 2020, on November 25, 2020, the Company will distribute among its shareholders a cash dividend in an amount of ARS 9,700 million equivalent to 7,697.6% of the Share Capital, an amount per share of ARS 76.9755 (nominal value of ARS 1) and an amount per ADR of ARS 307.9022 (Argentine Pesos per ADR).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

Shareholders will receive payment in United States dollars in the Argentine Republic (CVSA Code 10,000) at a conversion rate to that currency that will be set according to the selling currency exchange rate reported by the National Bank of Argentina at the close of the business day immediately prior to the day of payment. Likewise, shareholders may choose to receive payment in US dollars New York Plaza (CVSA Code 7000), complying with the requirements and presentations established for this purpose by Caja de Valores SA, until 5:00 p.m. on November 20, 2020 inclusive.

IX. Material and Subsequent Events

October 2020: General Ordinary and Extraordinary Shareholders’ Meeting

On October 26, 2020, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters amoing others, were approved by majority of votes:

●
Distribution of ARS 9,700 million as cash dividends for ARS 9,700 million.

●
Share Capital Increase from the sum of ARS 126 million to the sum of ARS 54,123 million through the capitalization of reserves.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2020

●
Incentive plan for employees. management and directors to be integrated without share premium up to 1% of the Share Capital

●
Change in the nominal value of the shares from the sum of ARS 1 to the sum of ARS 100.

November 2020: Appointment of new CEO

The Company informed that the Board of Directors held on October 29, 2020 has appointed Mr. Daniel Ricardo Elsztain as Chief Executive Officer.

November 2020: Boston Tower Office Floors Sale

On November 5, 2020, the Company sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 parking spaces located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,890), which was paid in full.

Finally, on November 11, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking spaces for a total price of approximately USD 19.1 million (USD 1.1 corresponding to the retail store), which was already paid in full. The offices price reached USD/sqm 5,490.

After this transaction, the Company has no remaining leasable area in the building, keeping only 966 sqm on the first basement, partially rented.

X. Summary Comparative Consolidated Balance Sheet

(in millions of ARS)	09.30.2020	09.30.2019
Non-current assets	151,641	110,547
Current assets	14,797	24,953
Total assets	166,438	135,501
Equity attributable to the holders of the parent	89,252	61,876
Non-controlling interest	5,339	3,703
Total shareholders’ equity	94,591	65,579
Non-current liabilities	60,666	52,979
Current liabilities	11,181	16,942
Total liabilities	71,847	69,922
Total liabilities and shareholders’ equity	166,438	135,501

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

XI. Summary Comparative Consolidated Income Statement

(in millions of ARS)	09.30.2020	09.30.2019
Result from operations	16,025	10,524
Share of profit of associates and joint ventures	593	493
Result from operations before financing and taxation	16,618	11,017
Financial income	422	73
Financial cost	-1,128	-963
Other financial results	1,305	-6,393
Inflation adjustment	301	10
Financial results. net	900	-7,273
Result before income tax	17,518	3,744
Income tax expense	-4,220	-655
Result for the period	13,298	3,089

Attributable to:
Equity holders of the parent	12,349	2,738
Non-controlling interest	949	351

XII. Summary Comparative Consolidated Cash Flow

(in millions of ARS)	09.30.2020	09.30.2019
Net cash (used in) / generated from operating activities	-3,850	2,029
Net cash generated from / (used in) investing activities	9,126	-2,348
Net cash used in financing activities	-7,655	-372
Net decrease in cash and cash equivalents	-2,379	-691
Cash and cash equivalents at beginning of year	4,981	6,461
Foreign exchange gain and others on cash and cash equivalents	33	453
Inflation adjustment	-7	-20
Cash and cash equivalents at the end of the period	2,628	6,203

XIII.
Comparative Ratios

(in million ARS)	09.30.2020		09.30.2019
Liquidity
CURRENT ASSETS	14,797	1.32	24,953	1.47
CURRENT LIABILITIES	11,181		16,942
Indebtedness
TOTAL LIABILITIES	71,847	0.80	69,922	1.13
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	89,252		61,876
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	89,252	1.24	61,876	0.88
TOTAL LIABILITIES	71,847		69,922
Capital Assets
NON-CURRENT ASSETS	151,641	0.91	110,547	0.82
TOTAL ASSETS	166,438		135,501

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income; (ii) interest expense; (iii) income tax expense; and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange net, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results from fair value of investment properties.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in millions of ARS)
	2020	2019
Result for the period	13,298	3,089
Interest income	-422	-73
Interest expense	988	886
Income tax expense	4,220	655
Depreciation and amortization	71	71
EBITDA	18,155	4,628
Unrealized result from fair value adjustments in investment properties	-10,912	-8,583
Share of profit of associates and joint ventures	-593	-493
Foreign exchange, net	90	6,275
Loss/(Gain) from derivative financial instruments	179	-224
Fair value (gain)/loss of financial assets and liabilities at fair value through profit or loss	-1,554	348
Other financial costs	140	77
Repurchase of non-convertible notes	-20	-6
Inflation adjustment	-301	-10
Adjusted EBITDA	5,184	2,012
Adjusted EBITDA Margin(1)	579.2%	72.3%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations, less selling expenses, plus net realized result from fair value adjustment of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the three-month period ended September 30 (in millions of ARS)
	2020	2019
Gross profit	646	2,500
Selling expenses	-403	-165
Depreciation and amortization	71	71
Net Realized result from fair value adjustment of investment properties	5,354	-
NOI (unaudited)	5,668	2,406

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus net gain from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the three-month period ended September 30 (in millions of ARS)
	2020	2019
Result for the period	13,298	3,089
Unrealized Result from fair value adjustments of investment properties	-10,912	-8,583
Depreciation and amortization	71	71
Foreign exchange differences. net	90	6,275
Loss/Gain from derivative financial instruments	179	-224
Fair value gain/loss of financial assets and liabilities at fair value through profit or loss	-1,554	348
Other financial costs	140	77
Deferred income tax	4,219	653
Non-controlling interest	-949	-351
Non-controlling interest related to PAMSAS’s fair value	941	403
Share of profit of associates and joint ventures	-593	-493
Inflation adjustment	-301	-10
Adjusted FFO	4,629	1,255

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2020

XVII. Brief comment on prospects for the fiscal year

The year 2021 is projected as a great challenge for the shopping mall industry as a result of the impact of COVID19 pandemic in economic activity. As it is public knowledge and was mentioned at the beginning of this informative review, as a consequence of the social, preventive and mandatory lockdown, shopping malls throughout the country were closed since March 20, 2020, leaving open exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. This had a significant impact on the revenues of this segment in the last two quarters and will also impact the next quarter since the company's shopping malls opened 100% in mid-October and are working under rigorous protocols that include social distancing, reduced traffic and hours, access controls, among other safety and hygiene measures. The office segment operated normally during the confinement period.

Entertainment segment has also been affected by social, preventive, and mandatoryisolation. La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Looking ahead to the next fiscal year, we will continue working on reducing and improving the cost structure , hoping that the activity of shopping malls will evolve in line with the economic recovery. To date, although it is too early to evaluate a performance of the activity, we can perceive a gradual recovery in sales in our shopping malls, although progressive.

The Board of Directors of the Company will continue evaluating financial, economic, and / or corporate tools that allow the Company to improve its position in the market in which it operates and to have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger. spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases with the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang

First Vice-Chairman in exercise of the presidency